July 1, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone Amanda Kim Craig Wilson Jan Woo

Re:	Toast, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 14, 2021 CIK No. 0001650164

Dear Ms. Barone:

This letter is submitted on behalf of Toast, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Amended Confidential Draft Registration Statement on Form S-1 submitted on June 14, 2021 (“Amendment No. 1”), as set forth in your letter dated June 29, 2021 addressed to Brian Elworthy, General Counsel of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (the “Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff’s comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed June 14, 2021

Prospectus Summary, page 2

1.

We note your response to prior comment 1. Please revise to disclose that your statements that you are “a leading platform serving the restaurant industry” are based on industry survey reports, such as the G2 grid report.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 2 and 113 of Amendment No. 2 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Retention Rate (NRR), page 87

2.

We note your response to prior comment 9 that you did not identify any material changes or underlying trends relating to your annual net retention rate since 2015. Please also address whether you experienced any significant fluctuations in the monthly net retention rates which you also appear to measure. Please tell us the specific annual net retention rates since 2015 and, to the extent material, the monthly net retention rates for the periods presented.

Securities and Exchange Commission

July 1, 2021

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s annual Net Retention Rate (“NRR”) in the base years of 2015 through 2019 (with the corresponding comparison years of 2016 through 2020) were, in chronological order starting with the 2015 base year, as follows: 119%; 122%; 114%; 110%; and 114%. Moreover, the Company’s monthly NRR over a given year generally tracks closely to the annual NRR for such year. For example, the Company’s monthly NRR has also been above 110% for fifty-three out of the sixty-three monthly measurement periods since the base month of January 2015 (with the corresponding comparison months of January 2016 through March 2021). Of the ten monthly periods with a monthly NRR under 110%, seven of them were above 105% and occurred prior to the base month of March 2019. The remaining three months with a monthly NRR under 105% occurred in the base months of March, April, and May of 2019 (with the corresponding comparison months of March, April, and May of 2020), which is reflective of the impact that the COVID-19 pandemic had on the Company’s operations and performance during such comparison periods.

Business, page 119

3.

We note your response to prior comment 11. Please revise to clarify that customers pay a monthly software service fee to access the company’s partner network and that these fee are included in the subscription services revenue. Also clarify that the revenue sharing agreements with your partners have historically comprised less than 1.0% of the company’s annual revenue.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 119-120 of Amendment No. 2 to address the Staff’s comment.

*****

Please direct any questions regarding the Company’s responses or Amendment No. 2 to me at (617) 570-1406 or gkatz@goodwinlaw.com.

Sincerely,

/s/ Gregg L. Katz

cc:	Christopher P. Comparato, Toast, Inc.

Brian R. Elworthy, Esq., Toast, Inc.

Mark T. Bettencourt, Esq., Goodwin Procter LLP

Andrew R. Pusar, Esq., Goodwin Procter LLP

John L. Savva, Esq., Sullivan & Cromwell LLP